Mail Stop 7010

August 2, 2005

via U.S. mail and facsimile

John Murakami
Chief Financial Officer
Northwest Pipe Company
200 S.W. Market Street
Portland, Oregon 97201

	RE:	Northwest Pipe Company
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 11, 2005
		File No. 0-27140

Dear Mr. Murakami:

      We have reviewed your response letter dated July 28, 2005 and have the following additional comment.


Form 10-K for the year ended December 31, 2004


Segments, Prior Comment 7
1. You state that the Poz-Loc Traffic Systems are not considered a reportable segment because discrete financial information is not available. It is unclear to us how you are able to make decisions concerning the allocation of resources to this business, or to assess its performance in the absence of discrete financial information. You say that you combine the information of Poz-Loc Traffic Systems with Tubular Products. Please provide us with the pre-combined information for Poz-Loc Traffic Systems. We assume that as part of your normal internal control structure you require information to assess this ongoing business. Provide us with an example of your internal management reports for the Tubular Products.

We also note that the nature of Poz-Loc products is different than that of other Tubular products, requires specific and differing government approval and is sold through different marketing channels.

You say that you do not consider Propane Tanks to be a reportable segment as it does not meet the quantitative thresholds of paragraph
18. However this does not mean that it, or Poz-Loc, may be aggregated with another reportable segment unless it meets all of the aggregation criteria in paragraph 17. Considering the nature of the products, it does not appear that they meet such criteria.



*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, John Hartz at (202) 551-3689 or me at
(202)
551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
Branch Chief




??

??

??

??

Mr. Murakami
Northwest Pipe Company
August 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE